Exhibit 99.1

Zhongchao Inc. Launches Patient Management Services

Shanghai, China, July 6, 2020 /PRNewswire/-- Zhongchao Inc. (NASDAQ: ZCMD) (“Zhongchao” or the “Company”), an online provider of healthcare information, professional training and educational services to healthcare professionals and the public in China, today announced the official launch of patient management services (the “New Services”) as its third major line of business, in addition to MDMOOC, its online professional training and education platform for healthcare professionals, and Sunshine Health Forums, its online information platform catering to the general public. The New Services will be branded as “Zhongxun” (众寻) and carried out through the Company’s wholly-owned subsidiary, Shanghai Zhongxun Medical Technology Co., Ltd.

“We are branching out the patient management team, whom we have been gradually building up since late 2018, from the MDMOOC platform and officially launching Zhongxun to provide focused patient management services. We expect Zhongxun to provide another leg of growth for the Company in years to come,” said Mr. James Yang, Chairman and Chief Executive Officer of Zhongchao.

With the combination of online service portal, offline call centers and dedicated field specialists, Zhongxun aims to work closely with hospitals, pharmacies, pharmaceutical enterprises and non-profit organizations and insurance companies (collectively, the “Involved Parties”) in providing a whole range of patient management services including disease management, patient recruiting, patient counselling, in-home care assistance, clinical trial management, patient aid project management, insurance and payment solutions, and other value-added services.

“Patient management is a comprehensive system focusing on patient relationships, rather than just illnesses. We strive to build best practice in patient management that brings value to not only the patients but also the Involved Parties through collaboration, technology innovation and process improvement. On the back of China’s rapidly growing healthcare market, continuously advancing healthcare IT, and ubiquitous healthcare data available to us, we believe Zhongxun is well positioned to succeed,” concluded Mr. Yang.

About Zhongchao Inc.

Incorporated in 2012 with headquarter offices in Shanghai and Beijing, China, Zhongchao Inc. is an online provider of healthcare information, professional training and educational services to healthcare professionals under its “MDMOOC” platform (www.mdmooc.org) and to the public under its “Sunshine Health Forums” platform (www.ygjkclass.com) in China. The Company also offers patient management services under its “Zhongxun” platform (www.zhongxun.online). More information about the Company can be found at its investor relations website at http://izcmd.com.

Safe Harbor Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company's expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following:  the Company's goals and strategies; the Company's future business development; product and service demand and acceptance; changes in technology; economic conditions; the growth of the professional training and educational services market in China and the other international markets the Company plans to serve; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and the international markets the Company plans to serve and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the SEC, the length and severity of the recent coronavirus outbreak, including its impacts across our business and operations.  For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

At the Company:

Pei Xu, CFO

Email: xupei@mdmooc.org

Phone: +86 21-3220-5987

Investor Relations:

Tony Tian, CFA
Weitian Group LLC
Email: ttian@weitianco.com

Phone: +1 732-910-9692